FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2007
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☑	Form 40-F	☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-___.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated August 3, 2007

For Immediate Release
QUEBECOR MEDIA OFFER FOR OSPREY MEDIA SUCCESSFUL
Montreal, Quebec — August 3, 2007 — Quebecor Media Inc. and Osprey Media Income Fund (TSX: OSP.UN) jointly announced today that holders (the “Unitholders”) of trust units of Osprey Media (“Units”) holding in the aggregate 44,299,639 Units, representing approximately 90.3% of the issued and outstanding Units, have tendered their Units under Quebecor Media’s offer dated June 13, 2007, as subsequently varied and extended, for all of the Units of Osprey Media at a price of $8.45 in cash per Unit (the “Offer”).
The Offer provided, among other things, that the execution of the Letter of Transmittal provides 4411986 Canada Inc., a wholly-owned subsidiary of Quebecor Media, with the power of attorney from and after the expiry time for the Offer to vote the Units deposited under the Offer to approve written special resolutions that, among other things, amend Osprey Media’s Declaration of Trust to (i) reduce the Compulsory Acquisition threshold to 66⅔% of the Units; and (ii) provide that Units held by non-tendering Unitholders will be deemed to have been transferred to Quebecor Media immediately on the giving of the Offeror’s Notice in respect of the Compulsory Acquisition in accordance with the terms of the Declaration of Trust. Pursuant to the Declaration of Trust, a special resolution may be passed in writing if executed by Unitholders holding over 66⅔% of the Units eligible to vote on such a resolution. As more than 66⅔% of the Units were deposited under the Offer, Quebecor Media was able to vote the Units to effect the foregoing amendments.
All of the conditions of the Offer having been satisfied, Quebecor Media has taken up and accepted for payment the Units deposited under the Offer. Quebecor Media intends to pay for the Units deposited under the Offer on August 8, 2007 by delivering the $8.45 per Unit consideration to the Depositary to be forwarded to the holders of the Units deposited under the Offer. Thereafter, Quebecor Media intends to deliver the appropriate Offeror’s Notice to CDS & Co. as the sole registered Unitholder and acquire the remaining Units not deposited under the Offer pursuant to the amended Compulsory Acquisition provisions of the Declaration of Trust. Upon delivery of such notice, Units held by non-tendering Unitholders will be deemed to have been immediately transferred to Quebecor Media and such non-tendering Unitholders will cease to have any rights as Unitholders from that time, other than the right to be paid the same consideration ($8.45 in cash per Unit) that Quebecor Media would have paid to the non-tendering Unitholders if they had tendered their Units to the Offer. Payment of the $8.45 per Unit consideration will be delivered by Quebecor Media on August 8, 2007 to the Depositary to be forwarded to the non-tendering Unitholders of Osprey Media.

As a result of the above transactions, Osprey Media will be wholly-owned by Quebecor Media. Accordingly, Osprey Media will be making application to have the Units delisted from the Toronto Stock Exchange and will be taking steps to give notice and obtain appropriate orders to permit it to cease being a reporting issuer under Canadian securities legislation.
About Quebecor Media
Quebecor Media is a subsidiary of Quebecor Inc. (TSX:QBR.A, QBR.B), a communications company with operations in North America, Europe, Latin America and Asia. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest newspaper chain in Québec and the second largest in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English-and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, and the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and LeSuperClub Vidéotron ltée, a chain of video and video game rental and retail stores.
About Osprey Media
Osprey Media Income Fund is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications.
For further information:
Luc Lavoie
Executive Vice President, Corporate Affairs
Quebecor Inc.
Office: (514) 380-1974
Mobile: (514) 947-6672
Lavoie.luc@quebecor.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay
Senior Director, Corporate Secretariat
Date: August 6, 2007